SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2009

Commission File Number: 000-30666

NETEASE.COM, INC.

26/F, SP Tower D

Tsinghua Science Park Building 8

No. 1 Zhongguancun East Road, Haidian District

Beijing 100084, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N.A.

NETEASE.COM, INC.

Form 6-K

Page
Signature	Page 3

Press Release Regarding Earnings Results for the Third Quarter of 2009, dated November 18, 2009	Exhibit 99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NETEASE.COM, INC.

By:	/s/ Onward Choi
Name:	Onward Choi
Title:	Acting Chief Financial Officer

Date: November 19, 2009

Exhibit 99.1

Press Release

Contact for Media and Investors:

Brandi Piacente

Investor Relations

brandi@corp.netease.com

Tel: (+1) 212-481-2050

Li Jia

NetEase.com, Inc.

liddyli@corp.netease.com

Tel: (+8610) 8255-8208

NetEase.com Reports Third Quarter 2009

Unaudited Financial Results

(Beijing – November 18, 2009) – NetEase.com, Inc. (NASDAQ: NTES), one of China’s leading Internet and online game services providers, today announced its unaudited financial results for the quarter ended September 30, 2009.

“Fantasy Westward Journey delivered an outstanding performance highlight for the quarter with record peak concurrent users of 2.5 million on August 2, 2009, which is a clear testament to the ongoing popularity and longevity of this iconic game,” stated William Ding, Chief Executive Officer and Director of NetEase. “Our strong and talented research and development team continually provide superior gaming experiences to the growing dynamic user community in China and we believe that this is the key to the long-standing success of Fantasy Westward Journey and our other leading self-developed games. On September 19, 2009, our affiliated company, Shanghai EaseNet, commenced the commercial operation in China of the World of Warcraft®, a game licensed from Blizzard Entertainment, after receiving necessary approvals from appropriate government authorities, with huge player response. As previously announced, there is some regulatory uncertainty regarding World of Warcraft following an announcement by the PRC General Administration of Press and Publication (GAPP). We are currently seeking clarification from the relevant governmental authorities regarding this statement by GAPP and look forward to a speedy resolution from the government authorities. Separately, in September 2009, we conducted a month-long marketing and sales campaign for the much-anticipated open beta launch of Tianxia II. The open beta results met our targets in terms of both the number of players and paid users, and we are optimistic about the future growth of this game. We plan to release four expansion packs for Legend of Westward Journey, Tianxia II, New Fly for Fun and Transformer Online during the fourth quarter of 2009.”

“We are also focusing on developing new high-quality games that will further diversify our user base and enhance the popularity of our game portfolio. We expect to commercialize two new item-based games, Ghost and Heroes of Tang Dynasty in December 2009. Ghost is our new 3D online game based on “Liao-chai chih-I”, which are a collection of the classic Chinese ghost stories. With the beautiful music and vivid scene setting as well as rigorous fighting modes in the game, players can experience life and death, love and anger as well as revenge and other emotions in the human world, heaven and hell,” Mr. Ding continued.

“With regard to our advertising business, our recent consolidation of the portal business operations in Beijing and other new marketing strategies launched in the beginning of the year began to deliver promising results despite the fact that the overall economy in China remained cautiously optimistic during the third quarter. We achieved sequential quarter-over-quarter gains in terms of both the number of active advertisers and sales revenue during the third quarter of 2009 and remain cautiously optimistic about the course of our advertising business through the remainder of 2009 and into 2010.”

“With an eventful game pipeline as well as new service introductions in email, blog and search, we are confident in maintaining our market-leading position in the Chinese MMORPG market and accelerating our position as a portal of choice for the dynamic and growing user community across China,” Mr. Ding concluded.

Third Quarter 2009 Financial Results

Revenues

Total revenues for the third quarter of 2009 were RMB879.4 million (US$128.8 million), compared to RMB872.1 million (US$127.8 million) and RMB806.6 million (US$118.2 million) for the preceding quarter and the third quarter of 2008, respectively.

Revenues from online games were RMB775.1 million (US$113.6 million) for the third quarter of 2009, compared to RMB781.5 million (US$114.5 million) and RMB675.1 million (US$98.9 million) for the preceding quarter and the third quarter of 2008, respectively.

Revenues from advertising services were RMB86.0 million (US$12.6 million) for the third quarter of 2009, compared to RMB72.8 million (US$10.7 million) and RMB113.0 million (US$16.6 million) for the preceding quarter and the third quarter of 2008, respectively.

Revenues from wireless value-added services and others, or WVAS and others, were RMB18.3 million (US$2.7 million) for the third quarter of 2009, compared to RMB17.8 million (US$2.6 million) and RMB18.5 million (US$2.7 million) for the preceding quarter and the third quarter of 2008, respectively.

Gross Profit

Gross profit for the third quarter of 2009 was RMB627.0 million (US$91.9 million), compared to RMB691.9 million (US$101.4 million) and RMB631.3 million (US$92.5 million) for the preceding quarter and the third quarter of 2008, respectively. The quarter-over-quarter decrease in gross profit was primarily attributable to the additional cost of revenues incurred for the ramp-up and operation of the licensed game, World of Warcraft, mainly comprising of server depreciation charges, custody fees and royalties, which was partially offset by increased advertising revenues in the third quarter of 2009.

The year-over-year decrease in gross profit was primarily attributable to the significant increase in cost of revenues incurred for the ramp-up and operation of World of Warcraft as detailed above and decreased advertising revenue, partially offset by increased game revenue in the third quarter of 2009. Lower advertising revenue was reported for the third quarter of 2009 as the 2008 Olympic-effect ceased. Higher game revenue was reported for the third quarter of 2009 mainly due to the continued popularity of the Company’s self-developed games during the summer holidays as well as the commercialization of World of Warcraft on September 19, 2009.

Gross Profit (Loss) Margin

Gross profit margin for the online game business for the third quarter of 2009 was 79.9%, compared to 88.3% and 89.7% for the preceding quarter and the third quarter of 2008, respectively. The quarter-over-quarter and year-over-year decreases in gross profit margin were primarily attributable to the additional cost of revenues incurred for the ramp-up and operation of World of Warcraft in the third quarter of 2009.

Gross profit margin for the advertising business for the third quarter of 2009 was 23.1%, compared to 16.6% and 26.9% for the preceding quarter and the third quarter of 2008, respectively. The quarter-over-quarter increase in gross profit margin was mainly attributable to the sequential increase in revenue during the third quarter of 2009. The recently completed consolidation of the Company's portal business operations in Beijing and certain new market development initiatives conducted since the beginning of 2009 have allowed the Company to strengthen its market competitiveness, resulting in a steady growth in both the number of advertisers and sales revenue amid an uncertain economic environment. The year-over-year decrease in gross profit margin was mainly attributable to the decrease in revenue in the third quarter of 2009 as the 2008 Olympic-effect ceased.

Gross loss margin for the WVAS and others business for the third quarter of 2009 was 45.0%, compared to 43.0% and 6.4% for the preceding quarter and the third quarter of 2008, respectively. The quarter-over-quarter and year-over-year increases in gross loss margin were mainly due to increased bandwidth and server custody fees resulting from increased traffic for email and photo blog services, as well as increased staff-related costs resulting from increased headcount in the third quarter of 2009.

Operating Expenses

Total operating expenses for the third quarter of 2009 were RMB218.9 million (US$32.1 million), compared to RMB174.8 million (US$25.6 million) and RMB164.6 million (US$24.1 million) for the preceding quarter and the third quarter of 2008, respectively. The quarter-over-quarter and year-over-year increases in operating expenses were mainly due to the nationwide promotion activities conducted for many of our self-developed games during the summer holiday season and the relaunch of World of Warcraft in September 2009 along with increased advertising media and exhibition costs to promote the Company’s portal business during the third quarter of 2009. We also recorded quarter-over-quarter and year-over-year increases in research and development costs during the third quarter of 2009, mainly resulting from increased headcount and increased server custody fee and bandwidth charges related to our research and development activities.

Net Profit

Net profit for the third quarter of 2009 totaled RMB393.8 million (US$57.7 million), compared to RMB468.1 million (US$68.6 million) and RMB313.3 million (US$45.9 million) for the preceding quarter and the third quarter of 2008, respectively. During the current quarter, the Company reported a net foreign exchange gain of RMB25.3 million (US$3.7 million) under Other, net, compared to RMB47.2 million (US$6.9 million) for the preceding quarter and a net foreign exchange loss of RMB68.3 million (US$10.0 million) for the third quarter of 2008. The quarter-over-quarter and year-over-year changes in foreign exchange gains/losses were mainly due to the translation gains/losses arising from the Company’s Euro-denominated bank deposit balances as of September 30,

2009 as the exchange rate of the Euro against the RMB fluctuated over the periods. NetEase reported basic and diluted earnings per American depositary share, or ADS of US$0.45 and US$0.44, respectively for the third quarter of 2009. The Company reported basic and diluted earnings per ADS of US$0.53 each for the preceding quarter, and US$0.36 and US$0.35, respectively for the third quarter of 2008.

Income Taxes

The Company recorded income tax charge of RMB65.5 million (US$9.6 million), RMB115.4 million (US$16.9 million) and RMB125.7 million (US$18.4 million) for the current quarter, the preceding quarter and the third quarter of 2008, respectively. The effective tax rate for the third quarter of 2009 was 14.3% as compared to 19.8% and 28.6% for the preceding quarter and the third quarter of 2008, respectively. The quarter-over-quarter decrease in tax charge was primarily due to the payment of an extra tax charge of RMB38.5 million (US$5.6 million) recorded in June 2009 related to the tax assessment of 2008 and the first quarter of 2009 by one of the Company’s subsidiaries. The year-over-year decrease in tax charge was primarily due to the application of the statutory tax rate of 25% on the income of the Company’s subsidiaries in the third quarter of 2008 as approval for the preferred tax status of High and New Technology Enterprises was not received until December 2008.

Other Information

As of September 30, 2009, the Company’s cash and time deposits totaled RMB6.4 billion (US$939.1 million), compared to RMB5.6 billion (US$822.3 million) as of December 31, 2008. In addition, the Company had a restricted cash balance of RMB82.0 million (US$12.0 million), representing a security deposit placed with a court in Guangzhou, China during the second quarter of 2009 in connection with certain arbitration proceedings against the property developer of an office building located in Guangzhou, China, which is occupied by the Company.

Cash flows generated from operating activities totaled RMB270.0 million (US$39.5 million) for the third quarter of 2009, compared to RMB544.4 million (US$79.7 million) and RMB495.5 million (US$72.6 million) for the preceding quarter and the third quarter of 2008, respectively.

On September 12, 2008, the Company’s Board authorized a share repurchase program of up to US$100 million of the Company's outstanding ADSs for a period not to exceed one year. As of September 11, 2009 when the share repurchase program ended, the Company had spent in aggregate a total purchase consideration of approximately US$13.1 million (including transaction costs).

** The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. Translations of amounts from RMB into United States dollars for the convenience of the reader were calculated at the noon buying rate of US$1.00 = RMB6.8262 on September 30, 2009 in The City of New York for the cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on September 30, 2009, or at any other certain date. The percentages stated are calculated based on RMB.

Conference Call

NetEase’s management team will host a conference call at 8:00 p.m. Eastern Time on Wednesday, November 18, 2009 (Beijing/Hong Kong Time: 9:00 a.m., Thursday, November 19, 2009). NetEase’s management will be on the call to discuss the quarterly results and answer questions.

Interested parties may participate in the conference call by dialing 877-941-1427 (international: 480-629-9664), 10-15 minutes prior to the initiation of the call. A replay of the call will be available by dialing 800-406-7325 (international 303-590-3030), and entering passcode 4175189. The replay will be available through December 2, 2009.

This call is being webcast live and the replay will be available for 12 months. Both will be available on NetEase's corporate web site at http://corp.netease.com, Investor Info: Earnings Call.

About NetEase

NetEase.com, Inc. is a leading China-based Internet technology company that pioneered the development of applications, services and other technologies for the Internet in China. NetEase’s online communities and personalized premium services have established a large and stable user base for the NetEase websites which are operated by its affiliates. In particular, NetEase provides online game services to Internet users through the in-house development or licensing of massively multi-player online role-playing games, including Fantasy Westward Journey, Westward Journey Online II, Westward Journey Online III, Tianxia II and Datang, as well as the licensed game, Blizzard Entertainment’s World of Warcraft.

NetEase also offers online advertising on its websites which enables advertisers to reach its substantial user base. In addition, NetEase has paid listings on its search engine and web directory and classified advertising services, as well as an online mall, which provides opportunities for e-commerce and traditional businesses to establish their own storefront on the Internet. NetEase also offers wireless value-added services such as news and information content, matchmaking services, music and photos from the Web which are sent over SMS, MMS, WAP, IVR and Color Ring-back Tone technologies.

Other community services which the NetEase websites offer include instant messaging, online personal advertisements, matchmaking, alumni clubs and community forums. NetEase is also the largest provider of free email services in China. Furthermore, the NetEase websites provide various channels of content. NetEase aggregates news content on world events, sports, science and technology, and financial markets, as well as entertainment content such as cartoons, games, astrology and jokes, from over one hundred international and domestic content providers.

*    *    *

This press release contains statements of a forward-looking nature. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify these forward-looking statements by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. The accuracy of these statements may be impacted by a number of business risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including risks related to: the risk that NetEase will not be successful in its product diversification efforts, including its focus on item- and fee-based games and entry into strategic licensing arrangements; the risk that the online game market will not continue to grow or that NetEase will not be able to maintain its leading position in that market, which could occur if, for example, its new online games or expansion packs and other improvements to its existing games do not become as popular as management anticipates; the ability of NetEase to effectively market its games and other services and achieve a positive return on its marketing expenditures; the risk that Shanghai EaseNet will not be able to continue operating World of Warcraft or other games licensed by it for a period of time or permanently due to the position of GAPP or other governmental actions; the risk that Shanghai EaseNet or NetEase will be subject to penalties or operating restrictions imposed by governmental authorities in the PRC resulting from the operations of their online games, including suspension of their Internet service or other penalties; the risk that changes in Chinese government regulation of the online game market may limit future growth of NetEase’s revenue or cause revenue to decline; the risk that NetEase may not be able to continuously develop new and creative online services; the risk that NetEase will not be able to control its expenses in future periods; competition in NetEase’s existing and potential markets; governmental uncertainties (including possible changes in the effective tax rates applicable to NetEase and its subsidiaries and affiliates and the ability of NetEase to receive and maintain approvals of the preferential tax treatments and general competition and price pressures in the marketplace); the risk that the online advertising industry in China will continue to be adversely affected by the recent global economic slowdown or other factors beyond NetEase’s control; the risk that fluctuations in the value of the Renminbi with respect to other currencies could adversely affect NetEase’s business and financial results; and other risks outlined in NetEase’s filings with the Securities and Exchange Commission. NetEase does not undertake any obligation to update this forward-looking information, except as required under the applicable law.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31, 2008	September 30, 2009	September 30, 2009
	RMB	RMB	USD (Note 1)
Assets

Current assets:
Cash	793,407,922	1,356,305,421	198,691,134
Time deposits	4,820,000,100	5,054,114,507	740,399,418
Accounts receivable, net	231,030,576	117,489,521	17,211,556
Prepayments and other current assets	104,092,051	446,902,146	65,468,657
Deferred tax assets	25,248,842	53,526,961	7,841,399

Total current assets	5,973,779,491	7,028,338,556	1,029,612,164

Non-current assets:
Non-current rental deposits	3,443,249	3,979,450	582,967
Property, equipment and software, net	258,787,534	531,139,240	77,808,919
Land use right, net	12,563,485	12,369,537	1,812,068
License right, net	27,463,600	230,006,833	33,694,711
Deferred tax assets	12,444,636	10,528,058	1,542,301
Restricted cash	-	82,000,000	12,012,540
Other long-term assets	57,411,308	48,087,530	7,044,553

Total non-current assets	372,113,812	918,110,648	134,498,059

Total assets	6,345,893,303	7,946,449,204	1,164,110,223

Liabilities and Shareholders’ Equity

Current liabilities:
Accounts payable	119,829,878	173,018,710	25,346,270
Salary and welfare payables	94,922,963	63,842,731	9,352,602
Taxes payable	104,754,356	162,096,012	23,746,156
Deferred revenue	447,725,795	566,510,800	82,990,654
Accrued liabilities	61,815,070	122,386,948	17,929,001

Total current liabilities	829,048,062	1,087,855,201	159,364,683

Long-term payable:
Other long-term payable	200,000	200,000	29,299

Total long-term payable	200,000	200,000	29,299

Total liabilities	829,248,062	1,088,055,201	159,393,982

Shareholders’ equity	5,516,645,241	6,858,394,003	1,004,716,241

Total liabilities and shareholders’ equity	6,345,893,303	7,946,449,204	1,164,110,223

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Quarter Ended
	September 30, 2008	June 30, 2009	September 30, 2009	September 30, 2009
	RMB	RMB	RMB	USD (Note 1)
Revenues:
Online game services	675,127,723	781,482,693	775,141,663	113,553,905
Advertising services	113,005,479	72,801,803	86,049,485	12,605,767
Wireless value-added services and others	18,477,994	17,823,767	18,257,187	2,674,575

Total revenues	806,611,196	872,108,263	879,448,335	128,834,247
Business taxes	(10,641,607)	(9,018,646)	(11,421,825)	(1,673,233)

Total net revenues	795,969,589	863,089,617	868,026,510	127,161,014

Total cost of revenues	(164,696,351)	(171,209,882)	(241,003,866)	(35,305,714)

Gross profit	631,273,238	691,879,735	627,022,644	91,855,300

Operating expenses:
Selling and marketing expenses	(62,505,815)	(68,323,402)	(102,694,671)	(15,044,193)
General and administrative expenses	(48,810,235)	(52,671,504)	(53,406,612)	(7,823,769)
Research and development expenses	(53,322,288)	(53,812,664)	(62,783,771)	(9,197,470)

Total operating expenses	(164,638,338)	(174,807,570)	(218,885,054)	(32,065,432)

Operating profit	466,634,900	517,072,165	408,137,590	59,789,868
Other income (expenses):
Investment income	1,202,091	84,794	82,497	12,085
Interest income	39,704,670	33,086,968	29,775,123	4,361,888
Other, net	(68,543,630)	33,227,641	21,344,811	3,126,895

Net income before tax	438,998,031	583,471,568	459,340,021	67,290,736
Income tax	(125,687,666)	(115,383,256)	(65,544,656)	(9,601,924)

Net income after tax	313,310,365	468,088,312	393,795,365	57,688,812
Add: Net loss attributable to noncontrolling interest	2,235	30,515	34,189	5,008

Net income attributable to the Company’s shareholders	313,312,600	468,118,827	393,829,554	57,693,820

Earnings per share, basic	0.10	0.15	0.12	0.02

Earnings per ADS, basic	2.45	3.64	3.04	0.45

Earnings per share, diluted	0.10	0.14	0.12	0.02

Earnings per ADS, diluted	2.42	3.60	3.02	0.44

Weighted average number of ordinary shares outstanding, basic	3,199,978,057	3,219,247,705	3,236,059,232	3,236,059,232

Weighted average number of ADS outstanding, basic	127,999,122	128,769,908	129,442,369	129,442,369

Weighted average number of ordinary shares outstanding, diluted	3,240,451,297	3,250,458,685	3,260,784,175	3,260,784,175

Weighted average number of ADS outstanding, diluted	129,618,052	130,018,347	130,431,367	130,431,367

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	Quarter Ended
	September 30, 2008	June 30, 2009	September 30, 2009	September 30, 2009
	RMB	RMB	RMB	USD (Note 1)
Cash flows from operating activities:
Net income	313,310,365	468,088,312	393,795,365	57,688,812
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	22,478,837	20,464,224	42,479,635	6,223,028
Share-based compensation cost	16,117,448	8,787,730	6,008,286	880,180
Allowance for provision for doubtful debts	9,458,347	4,190,088	4,148,839	607,782
Loss on disposal of property, equipment and software	581,041	2,858,440	446,393	65,394
Unrealized exchange losses (gains)	68,605,629	(47,200,756)	(25,338,559)	(3,711,957)
Net equity share of loss from associated companies	1,268,384	1,934,915	1,285,489	188,317
Others	(7,292)	-	13,371	1,959
Changes in operating assets and liabilities:
Accounts receivable	(33,769,360)	(24,854,994)	12,044,441	1,764,443
Prepayments and other current assets	(6,234,669)	(56,041,033)	(248,662,365)	(36,427,642)
Deferred tax assets	24,151,981	1,131,023	(12,249,742)	(1,794,518)
Deferred tax assets - non-current	347,875	593,254	1,512,981	221,643
Accounts payable	57,055,571	123,575,583	(51,039,399)	(7,476,986)
Salary and welfare payables	(12,943,811)	22,036,053	(15,600,191)	(2,285,340)
Taxes payable	(1,129,914)	36,606,707	(8,467,595)	(1,240,455)
Deferred revenue	37,929,704	(29,402,088)	141,140,067	20,676,228
Accrued liabilities	(1,709,862)	11,612,178	28,448,084	4,167,485

Net cash provided by operating activities	495,510,274	544,379,636	269,965,100	39,548,373

Cash flows from investing activities:
Purchase of property, equipment and software	(49,664,942)	(239,465,882)	(91,139,494)	(13,351,425)
Proceeds from sale of property, equipment and software	150,070	5,373	89,019	13,041
Purchase of license right	(27,463,600)	(204,819,000)	-	-
Investment in an associated company	(31,000,000)	-	(4,207,050)	(616,309)
Net change in time deposits with terms of three months	(932,958,372)	327,669,991	(95,918,953)	(14,051,588)
Placement/rollover of matured time deposits	(1,290,712,014)	(149,337,445)	(1,511,411,788)	(221,413,347)
Uplift of matured time deposits	445,500,062	171,181,813	1,494,799,368	218,979,720
Net change in other assets	668,111	(1,421,647)	(824,101)	(120,726)

Net cash used in investing activities	(1,885,480,685)	(96,186,797)	(208,612,999)	(30,560,634)

Cash flows from financing activities:
Capital contribution from noncontrolling interest	2,710	-	2,602	381
Proceeds from employees exercising stock options	16,009,885	35,022,839	944	138
Repurchase of company shares	(424,438)	-	-	-
Payment of other long-term payable	(10,000,000)	-	-	-

Net cash provided by financing activities	5,588,157	35,022,839	3,546	519

Effect of exchange rate changes on cash held in foreign currencies	(29,719,910)	6,686,473	12,850,834	1,882,575
Net increase (decrease) in cash	(1,414,102,164)	489,902,151	74,206,481	10,870,833
Cash, beginning of the quarter	2,399,140,819	792,196,789	1,282,098,940	187,820,301

Cash, end of the quarter	985,038,655	1,282,098,940	1,356,305,421	198,691,134

Supplemental disclosures of cash flow information:
Cash paid for income tax, net of tax refund	83,231,216	114,558,434	54,590,335	7,997,178
Supplemental schedule of non-cash investing and financing activities:
Fixed asset purchases financed by accounts payable and accrued liabilities	24,305,244	33,393,585	36,812,035	5,392,757
Conversion of convertible notes to ordinary shares	433,664,691	-	-	-

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

UNAUDITED SEGMENT INFORMATION

	Quarter Ended
	September 30, 2008	June 30, 2009	September 30, 2009	September 30, 2009
	RMB	RMB	RMB	USD (Note 1)
Revenues:
Online game services	675,127,723	781,482,693	775,141,663	113,553,905
Advertising services	113,005,479	72,801,803	86,049,485	12,605,767
Wireless value-added services and others	18,477,994	17,823,767	18,257,187	2,674,575

Total revenues	806,611,196	872,108,263	879,448,335	128,834,247

Business taxes:
Online game services	(849,228)	(1,547,733)	(3,287,201)	(481,557)
Advertising services	(9,605,466)	(7,253,512)	(7,886,109)	(1,155,270)
Wireless value-added services and others	(186,913)	(217,401)	(248,515)	(36,406)

Total business taxes	(10,641,607)	(9,018,646)	(11,421,825)	(1,673,233)

Net revenues:
Online game services	674,278,495	779,934,960	771,854,462	113,072,348
Advertising services	103,400,013	65,548,291	78,163,376	11,450,497
Wireless value-added services and others	18,291,081	17,606,366	18,008,672	2,638,169

Total net revenues	795,969,589	863,089,617	868,026,510	127,161,014

Cost of revenues:
Online game services	(69,658,107)	(91,342,290)	(154,810,194)	(22,678,825)
Advertising services	(75,569,816)	(54,687,506)	(60,088,698)	(8,802,657)
Wireless value-added services and others	(19,468,428)	(25,180,086)	(26,104,974)	(3,824,232)

Total cost of revenues	(164,696,351)	(171,209,882)	(241,003,866)	(35,305,714)

Gross profit (loss):
Online game services	604,620,388	688,592,670	617,044,268	90,393,523
Advertising services	27,830,197	10,860,785	18,074,678	2,647,840
Wireless value-added services and others	(1,177,347)	(7,573,720)	(8,096,302)	(1,186,063)

Total gross profit	631,273,238	691,879,735	627,022,644	91,855,300

Gross profit (loss) margin:
Online game services	89.7%	88.3%	79.9%	79.9%
Advertising services	26.9%	16.6%	23.1%	23.1%
Wireless value-added services and others	(6.4)%	(43.0)%	(45.0)%	(45.0)%

The accompanying notes are an integral part of this press release.

NETEASE.COM, INC.

NOTES TO UNAUDITED FINANCIAL INFORMATION

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB6.8262 on September 30, 2009 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

Note 2: Share-based compensation cost reported in the Company’s unaudited condensed consolidated statements of operations is set out as follows:

	Quarter Ended
	September 30, 2008	June 30, 2009	September 30, 2009	September 30, 2009
	RMB	RMB	RMB	USD (Note 1)
Share-based compensation cost included in:
Cost of revenue	3,840,525	2,485,431	1,852,934	271,444
Operating expenses
- Selling and marketing expenses	2,010,771	679,054	350,137	51,293
- General and administrative expenses	5,498,972	2,803,979	1,640,203	240,281
- Research and development expenses	4,767,180	2,819,266	2,165,012	317,162